Exhibit 99.12

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-170295 on Form S-8 and in Registration Statement No. 333-185723 on Form F-10 and to the use of our reports dated February 20, 2013 relating to the consolidated financial statements of HudBay Minerals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 28, 2013